NOTICE TO THE MARKET

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.3.0001633-1

São Paulo, October 17, 2025 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that on this date it was priced the issuance and offering of panda bonds, in two tranches, to be placed in the Chinese market, by its wholly-owned subsidiary Suzano International Finance B.V. (“Suzano International”), in the principal amount of RMB1,400,000,000 (one billion and four hundred million renminbi), being (i) tranche 1, with principal amount of RMB1,300,000,000 (one billion and three hundred million renminbi) (approximately US$196 million), yield and coupon of 2.55% per annum, to be paid annually, and maturing on October 21, 2028 and (ii) tranche 2, with principal amount of RMB100,000,000 (one hundred million renminbi), yield and coupon of 2.9% per annum, to be paid annually, and maturing on October 21, 2030 (“Panda Bonds”). The settlement of the transaction is expected to be on October 21, 2025. The financial cost of the transaction considering the swap to dollar is equal to an indicative yield of (i) 4.13% per annum for tranche 1 and (ii) 4.55% per annum for tranche 2.

The Panda Bonds are senior obligation and are fully guaranteed by the Company. Suzano intends to use the proceeds for general purposes outside of China.

Suzano and Suzano International filed a registration statement with the National Association of Financial Market Institutional Investors (NAFMII) on this offering. The Panda Bonds were not and will not be registered at the Comissão de Valores Mobiliários (CVM) and at the U.S. Securities and Exchange Commission (SEC). The Panda Bonds may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations.

This notice is for informational purposes and is not an offer to sell Panda Bonds, nor is it a solicitation of an offer to purchase Panda Bonds and there should be no sale of these Panda Bonds in any state or jurisdiction in which this offer is prohibited, in accordance with the securities laws of the respective state or jurisdiction in which the performance or approval thereof would not be in compliance with securities laws, “blue sky” legislation or other laws of that country.

Finally, Suzano reiterates its commitment with transparency with its investors.

São Paulo, October 17, 2025.

Marcos Moreno Chagas Assumpção

Vice-President of Finance and Investor Relations